Exhibit (a)(5)(F)

Project Arch Chemicals

Supplier contact FAQ

What is happening?

Lonza Group AG (SIX: LONN), one of the world’s leading suppliers to the pharmaceutical, healthcare and life science industries, and Arch Chemicals (NYSE:ARJ), the global biocides business, announce today that Lonza plans to acquire all of the outstanding shares of common stock of Arch Chemicals.

I am a current Arch Chemicals supplier, who is Lonza?

Lonza is one of the world’s leading suppliers to the pharmaceutical, healthcare and life science industries. We are a Swiss-headquartered company and a leading global supplier to the pharmaceutical, healthcare and life science industries. We are over 8200 employees working at 28 manufacturing, R&D, and sales offices in all regions of the world. In 2010, Lonza had sales of over $3 billion. Lonza is also a leading provider of antimicrobial formulations and finished products to the water treatment, wood protection, health and hygiene, industrial preservation and personal care markets.

When is this effective?

We anticipate that the transaction will close later in 2011 subject to obtaining customary regulatory approvals and successful completion of a tender offer.

What changes today?

Today, and until then, we remain two separate organizations operating separately and driving our own objectives. Nothing changes for employees, for customers or for suppliers today.

Who do I call to offer my services?

Please continue to contact your same sourcing service representatives. There are many aspects of coming together that we will be addressed during integration. For now, nothing changes.

Why have both organizations made this decision?

Both companies see the acquisition as a growth strategy. The combined businesses will be strengthened significantly by the complementary skills and experience of the two organizations.

On day one, together we will create the world’s leading microbial control business as a result of combining the complementary product solutions of both companies. Bringing our two strong global businesses together will lead to an enhanced growth potential for the combined business with stronger, better customer relations because we can offer our customers more value and help them be more successful with a stronger organization to support them, more points of contacts, a broader portfolio of products and activities and extended pool of expertise from which to develop the new products that they need. We expect increased investments in R&D to yield novel, technical innovations as well as complementary products to enhance our offerings to customers, who will continue to receive unparalleled service, products and support.

Our companies have similar corporate values and a strong cultural overlap. We share similar levels of commitment to continuous improvement in innovation, operational excellence, safety and sustainability.

How do the two portfolios fit together?

Arch Chemicals’ and Lonza’s microbial control business models are highly complementary. Each business produces chemical active ingredients, that when registered, are sold either as active ingredients or as formulations for microbial control applications. The combination of the two product portfolios enhances our ability to provide more options and solutions for our customer base. The active ingredients and formulations produced by Arch Chemicals and Lonza are used to selectively destroy and control the growth of harmful microbes.

What would be the scope of the new offering?

The combined business would be active in hygiene, water treatment (recreational water, oil fields and drinking water), personal care (hair and skin care products) and materials protection (wood, plastics, building materials and industrial preservation). It would also have the largest line-up of approved microbial control active ingredients which in time will allow Lonza to bring to market new innovative microbial control formulations and thereby both growing in our current markets as well as expanding into new markets.

How does this impact our efforts to grow in the new high-growth economies?

The complementary geographical footprint of both companies strengthens Lonza’s position in the new high-growth economies of China, India, Brazil and South Africa. In these markets increasing regulation is expected to lead to greater use of already approved and active ingredients and formulations, a trend that will result in further industry consolidation.

Where are you in the process of coming together?

•	An agreement has been signed by both companies.
•	Completion expected later in 2011 after obtaining customary regulatory approvals

The tender offer described in this communication has not yet commenced. This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Arch Chemicals. At the time the tender offer is commenced, an indirect wholly-owned subsidiary of Lonza will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission. Investors and Arch Chemicals stockholders are strongly advised to carefully read the tender offer statement (including the offer to purchase, the letter of transmittal and the related tender offer documents) and the related solicitation/recommendation statement when they become available, as well as any other relevant documents filed with the SEC when they become available, because they will contain important information. Investors and Arch Chemicals stockholders may obtain a free copy of the tender offer statement, the solicitation/recommendation statement and other documents (when available) filed with the SEC at the SEC’s website at www.sec.gov. The tender offer statement and other documents that Lonza’s indirect wholly-owned subsidiary files with the SEC may also be obtained from Lonza free of charge by directing a request to investor.relations@lonza.com.